

Mailstop 3233

February 6, 2017

Via E-mail
Mr. Richard E. Konzmann
Chief Financial Officer
Arlington Asset Investment Corp.
1001 Nineteenth Street North
Arlington, VA 22209

> **Re:** **Arlington Asset Investment Corp.**
> **Form 10-K for the fiscal year ended December 31, 2015**
> **Filed February 16, 2016**
> **File No. 001-34374**

Dear Mr. Konzmann:

We have reviewed your January 12, 2017 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 20, 2016 letter.

Form 10-Q for the quarterly period ended September 30, 2016

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Core Operating Income, page 40

We have considered your responses to our prior comments 2 and 3. Please enhance your disclosure in future filings to provide a more robust discussion of TBA dollar roll income. Your enhanced disclosure should include the following:
- a discussion of why you believe dollar roll income represents the economic equivalent of net interest income generated from investment in non-specified fixed-rate agency MBS.
- an explanation of how you calculate the portion of the gain/loss from derivative instruments that is reflected as TBA dollar roll income.

You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or the undersigned at (202) 551-3438 with any questions.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Accounting Branch Chief
Office of Real Estate and
Commodities